UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

12 November 2004

Commission file number: 1-14824

TPG N.V.

Neptunusstraat 41-63

2132 JA Hoofddorp

The Netherlands

(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F ☒                     FORM 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

YES                         NO ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report of Form 6-K contains

TPG acquires remaining 50% stake in unaddressed mail network Höfinger Haushaltswerbung in Germany, 11 November 2004.

11 November 2004

TPG acquires remaining 50% stake in unaddressed mail network Höfinger Haushaltswerbung in Germany

Mail, express and logistics company TPG N.V., through its subsidiary TPG Post Holdings (Deutschland) GmbH in Germany, has acquired the remaining 50% stake in Höfinger Haushaltswerbung GmbH. Höfinger provides services for unaddressed mail in the federal state of Baden-Württemberg in southern Germany. TPG had previously obtained a 50% stake in Höfinger at the end of 2001.

In 2003 Höfinger Haushaltswerbung had annual revenues of €7.3 million and delivered 215 million leaflets. Acquisition of the company gives TPG Post complete access to a network of 2,500 deliverers that reach approximately one million households in the Stuttgart area.

“The takeover of Höfinger allows TPG Post to build further on its coverage and finely-meshed network in the German market for unaddressed mail,” said Harry Koorstra, Group Managing Director of TPG Post. “Expansion of our network is a cornerstone of TPG Post’s strategy to become the second largest postal company in Germany and Europe’s first truly pan-European postal company.”

This is TPG Post’s fourth acquisition in Germany in the past two years. In January 2003, the Dutch group acquired Werbeagentur Fischer, a market leader in the distribution of unaddressed mail in south-east Germany. In April 2003, it acquired blitzpunkt GmbH, a distributor of unaddressed mail in eastern Germany, and in December 2003 TPG completed the acquisition of Jepsen. TPG Post now holds a strong position in the unaddressed mail market in the north-west, south-east and east of Germany as well as in Berlin and Baden-Württemberg.

Including Höfinger, TPG Post’s network for unaddressed mail in Germany now covers some 16.5 million households with around 28,500 round-based deliverers in the country. Besides unaddressed mail activities, these networks also deliver over 21 million addressed magazines twice per week.

TPG Post also has addressed mail activities in Germany via EP Europost, a joint venture between TPG Post and Hermes Versand Service, a subsidiary of mail-order company the Otto Group. Furthermore, TPG Post has addressed city mail networks in the western part of Germany. In addition, its subsidiary Cendris is active in the areas of data and document management.

TPG N.V., with its two brands TNT and Royal TPG Post, is a global provider of mail, express and logistics services. The group employs over 163,000 people in 64 countries and serves over 200 countries. For 2003 the company reported sales of 11.9 billion. TPG N.V. is publicly listed on the stock exchanges of Amsterdam, New York, London and Frankfurt.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TPG N.V.

By: /s/ Tanno Massar
Name: Tanno Massar
Title: Director TPG Media Relations

Date: 12 November 2004